EXHIBIT 23.7
CONSENT OF NOMINEE FOR DIRECTOR
     The undersigned nominee for director hereby consents to the disclosure under the caption “Management” in the Calumet Specialty Products Partners, L.P. Registration Statement on Form S-1 that the undersigned has been elected and appointed as a director of Calumet GP, LLC effective upon completion of the offering of common units as contemplated in the Registration Statement.
Date: January 10, 2006

/s/ Robert Funk

Robert Funk